

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 30, 2018

Via E-mail
Mr. Robert T. O'Shaughnessy
Chief Financial Officer
Pultegroup, Inc.
3350 Peachtree Road NE, Suite 150
Atlanta, GA 30326

Re: Pultegroup, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 7, 2018
File No. 1-9804

Dear Mr. O'Shaughnessy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction